SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 27 June 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed: 1. Notice of Guaranteed Delivery

2. Notice to Beneficial Shareholders Resident Outside Canada and the United States.

3. Notice to Brokers, Dealers, Banks, Trust Companies or other Custodians.

4. Notice to Canadian and United States Beneficial Shareholders.

5. Notice to Canadian and United States Registered Shareholders.

NOTICE OF GUARANTEED DELIVERY FOR RIGHTS CERTIFICATE

This form may be used in connection with the guaranteed delivery procedures available in the exercise of subscription rights (the “Rights”) issued pursuant to the rights offering (the “Rights Offering”) described in the Prospectus dated June 7, 2012 (the “Prospectus”) of Ivanhoe Mines Ltd. (the “Company”), if a holder of the Rights cannot deliver the rights certificate(s) evidencing such Rights (the “Rights Certificate(s)”) to the Subscription Agent listed below at or prior to 5:00 p.m. (Eastern time) (the “Expiry Time”) on July 19, 2012. (the “Expiry Date”). Such form must be delivered by hand or sent by facsimile transmission, first-class mail, express mail or overnight courier to the Subscription Agent, and must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date. See DETAILS OF THE RIGHTS OFFERING—Guaranteed Delivery Procedures” in the Prospectus.

As described in the Prospectus, all holders of the Company’s Common Shares as at the Record Date will be issued one Right for each Common Share of the Company.

For every 20 Rights held, a Prospectus Holder or a Qualified Holder will be entitled to subscribe for seven (7) Common Shares from June 19, 2012 until the Expiry Time on the Expiry Date, at a price of, at the subscriber’s choice, US$7.00 per Common Share or C$7.17 per Common Share (whether in US dollars or Canadian dollars, the “Subscription Price”) (the “Basic Subscription Privilege”).

A Prospectus Holder or a Qualified Holder who exercise the Basic Subscription Privilege in full are entitled to subscribe for additional Common Shares (the “Additional Common Shares”), if available, up to a holder’s pro rata share of the total number of Additional Common Shares available for additional subscription, prior to the Expiry Time on the Expiry Date, pursuant to an additional subscription privilege (the “Additional Subscription Privilege”).

If this Notice of Guaranteed Delivery is used, payment of the Subscription Price per Common Share subscribed for upon exercise of such Rights under the Basic Subscription Privilege and Additional Subscription Privilege, must be received by the Subscription Agent in the manner specified in the Prospectus by the Expiry Time on the Expiry Date, and a properly completed and executed Rights Certificate with any required signature guarantees must be received by the Subscription Agent within three trading days after the Expiry Date. All undefined capitalized terms used herein have the definition ascribed to them in the Prospectus.

The Subscription Agent for the Rights Offering is:

CIBC Mellon Trust Company

320 Bay Street

Basement Level (B1)

Toronto, ON M5H 4A6

Canada

Attention: Corporate Restructures

Fax: (514) 985-8853

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF THIS INSTRUMENT VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO CIBC MELLON AT THE CONTACT INFORMATION SET OUT BELOW:

Toll Free: 1-800-387-0825 (in North America) or 1-416-682-3860 (outside North America)

E-Mail: inquiries@canstockta.com

Ladies and Gentlemen:

The undersigned hereby represents that the undersigned is the holder of Rights Certificate(s) representing a total of             Rights and that such Rights Certificate(s) cannot be delivered to the Subscription Agent at or before 5:00 p.m. (Eastern time) on July 19, 2012. Upon the terms and subject to the conditions set forth in the Prospectus, receipt of which is hereby acknowledged, the undersigned hereby elects to exercise such Rights to subscribe for             Common Share(s) under the Basic Subscription Privilege and for             Common Share(s) under the Additional Subscription Privilege.

The undersigned understands that a properly completed and executed Rights Certificate(s) in respect of the Rights being exercised, with any required signature guarantees, must be received by the Subscription Agent within three trading days after July 19, 2012. The undersigned further understands that payment in U.S. dollars or Canadian dollars of the Subscription Price under both the Basic Subscription Privilege and for the Additional Subscription Privilege must be received in immediately available funds by the Subscription Agent at or before 5:00 p.m. (Eastern time) on July 19, 2012 and represents that such payment, in the aggregate amount of U.S. dollars or Canadian dollars, either (check appropriate box):     ☐  $U.S. or ☐  $Can

is being delivered to the Subscription Agent herewith

or

☐	has been or will be delivered separately to the Subscription Agent in the manner set forth below; (check appropriate box and complete information relating thereto);

☐	wire transfer of funds (where the aggregate Subscription Price exceeds Cdn$25million or otherwise with the permission of the Subscription Agent.)

Name of transferor institution

Date of transfer

Confirmation number (if available)

☐	Certified cheque

☐	Bank draft (cashier’s cheque)

☐	Money order

Name of maker

Date of check, draft or money order:

Check, draft or money order number:

Bank on which check is drawn or issuer of money order:

All authority conferred or agreed to be conferred by this Notice of Guaranteed Delivery shall not be affected by, and shall survive, the death or incapacity of the undersigned, and every obligation of the undersigned under this Notice of Guaranteed Delivery shall be binding upon the heirs, executors, administrators, trustees in bankruptcy, personal and legal representatives, successors and assigns of the undersigned.

Signature(s)

Name(s)
(Please Type or Print)

Address(es)

Area Code and Tel. No(s)

Rights Certificate No.(s) (if available)

If being completed by a DTC/CDS participant, participant number/CUID (if available):

GUARANTEE OF DELIVERY

(Not to be used for Rights Certificate signature guarantee)

The undersigned, a member of an acceptable Medallion Guarantee Program (STAMP, SEMP or MSP), a major Canadian Schedule I bank that is not a member of a Medallion Guarantee Program, or financial institution that has a corresponding affiliate in Canada or the United States that is a member of an acceptable Medallion Guarantee Program, guarantees that the undersigned will deliver to the Subscription Agent the Rights Certificate(s) representing the Rights being exercised hereby, with any required signature guarantees and any other required documents, all by 5:00 p.m. (Eastern time) on July 24, 2012.

(Address)

(Area Code and Telephone Number)

Dated:             , 2012

(Name of Firm)

(Authorized Signature)

(Name)

(Title)

The institution that completes this form must communicate the guarantee to the Subscription Agent and must ensure delivery of the Rights Certificate(s) to the Subscription Agent within the time period shown in the Prospectus. Failure to do so could result in a financial loss to such institution.

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NOTICE TO BENEFICIAL SHAREHOLDERS RESIDENT OUTSIDE CANADA AND THE UNITED STATES

June 27, 2012

Dear Shareholder:

On June 7, 2012, Ivanhoe Mines Ltd. (the “Company”) issued a Short Form Prospectus (the “Prospectus”) describing the Company’s rights offering (the “Rights Offering”). Holders of the Company’s common shares (“Common Shares”) as of 5:00 p.m. Eastern time) on June 19, 2012 have been issued one right (“Right”) for each Common Share held.

This notice and the enclosed materials are being forwarded to you as a beneficial owner of Common Shares. Such Common Shares and the Rights are likely registered in the name of your securities broker or dealer, bank or trust company or other custodian, as applicable, which may participate directly or indirectly in the book-entry system administered by CDS Clearing and Depository Services Inc. or the Depository Trust Company.

As a beneficial shareholder resident outside of Canada and the United States, you are being sent a copy of the Prospectus, as well as this notice. However, because the Rights and the underlying Common Shares have not been qualified under the securities laws of any jurisdiction other than Canada and the United States, you may not be eligible to participate in the Rights Offering by exercising Rights.

Your securities broker or dealer, bank or trust company or other custodian may consider selling any and all Rights held for your benefit to the extent permitted under its arrangements with you and applicable law and to remit the net proceeds to your account.

Any questions or requests for assistance may be directed to your securities broker or dealer, bank or trust company or other custodian.

Sincerely,

“Kay Priestly”

Kay Priestly

Chief Executive Officer

NOTICE TO SECURITIES BROKERS OR DEALERS, BANKS OR TRUST

COMPANIES OR OTHER CUSTODIANS

June 27, 2012

Dear Madam or Sir:

This notice (the “Notice”) is being distributed to you on behalf of beneficial owners of Ivanhoe Mines Ltd.’s (the “Company”) common shares (“Common Shares”).

On June 7, 2012, the Company issued a Short Form Prospectus (the “Prospectus”) describing the Company’s rights offering (the “Rights Offering”). Holders of the Company’s Common Shares as of 5:00 p.m. (Eastern time) on June 19, 2012 (the “Record Date”) have been issued one right (“Right”) for each Common Share held. Except as defined herein, definitions used in this Notice are set out in the Prospectus.

Rights are evidenced by transferable Rights certificates (the “Rights Certificates”). A global Rights certificate representing the total number of Rights to which all beneficial shareholders that hold their Common Shares through a securities broker or dealer, bank or trust company or other custodian (each, a “Participant”), as applicable, are entitled pursuant to the terms of the Rights Offering has been issued in registered form to, and in the name of, CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”) (or one of their respective nominees), as the case may be.

Beneficial shareholders that hold their Common Shares through a Participant that participates directly or indirectly in the book-entry system administered by CDS or DTC will have their Rights initially credited to their respective Participants as of the Record Date in custody through such Participants.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of CIBC Mellon Trust Company (the “Subscription Agent”), incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

The Prospectus qualifies for distribution under applicable Canadian securities laws the Rights and the underlying Common Shares in each of the provinces and territories of Canada.

The Prospectus also covers the offer and sale of the Rights and the underlying Common Shares within the United States under the U.S. Securities Act. The Rights and the underlying Common Shares have not been qualified under the securities laws of any jurisdiction other than Canada and the United States.

Accordingly, a Participant may not be able to exercise any Rights on behalf of any person with an address of record outside Canada or the United States and, in connection with any exercise of Rights, will be deemed to have certified to the Company that all persons on whose behalf a Participant is exercising Rights, including exercises through the book-entry systems administered by CDS or DTC, are residents of either Canada or the United States or are otherwise permitted to exercise the Rights under the law of the applicable jurisdiction. Participants holding for holders of Rights with an address of record outside Canada or the United States may consider selling any and all Rights held for the benefit of such persons to the extent permitted under their arrangements with such persons and applicable law and to remit the net proceeds to the accounts of such persons.

You or your clients for whom you hold Common Shares registered in your name or in the name of your nominee should consult professional advisers as to whether you require or your client requires any governmental or other consents or you need or your client needs to observe any other formalities to enable you or your client to exercise or sell your or your client’s Rights.

For your information and for forwarding to your clients for whom you hold Common Shares registered in your name or in the name of your nominee, we are enclosing copies of the following documents:

1.	the Prospectus;

2.	a Notice to Canadian and U.S. Beneficial Shareholders; and

3.	a Notice to Beneficial Shareholders Resident outside Canada and the United States.

Please transmit a copy of the Prospectus and a “Notice to Canadian and U.S. Beneficial Shareholders” to your clients that are beneficial shareholders of Common Shares with an address of record in Canada or the United States. Please also transmit to such holders any standard forms you may require for them effect their exercise of Rights they beneficially hold and any standard forms you may require to permit guaranteed delivery.

Please transmit a copy of the Prospectus and a “Notice to Beneficial Shareholders Resident outside Canada and the United States” to your clients that are beneficial shareholders of Common Shares with an address of record outside Canada or the United States.

We urge you to contact your clients as promptly as possible in order to obtain their instructions with respect to the Rights Offering. In order to exercise Rights pursuant to the Rights Offering, your clients must provide you with the required forms and instructions to exercise the Rights each wishes to exercise and the full Subscription Payment with respect to that exercise sufficiently in advance of the Expiry Time of 5:00 p.m. (Eastern time) on the Expiry Date of July 19, 2012 to permit you to exercise all of the applicable Rights through either CDS or DTC such that the Subscription Agent receives your clients’ Subscription Payments and any required confirmation of exercise prior to the Expiry Time on the Expiry Date.

2

Note that neither this Notice nor the Prospectus constitute an offer to sell or the solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

If the Rights Offering does not proceed, the aggregate Subscription Payments paid for the Rights exercised will be returned promptly to the subscribers without interest or deduction.

Any questions or requests for assistance may be directed to the Subscription Agent at the contact information set out below:

Toll Free (in North America): 1-800-387-0825 or

1-416-682-3860 (outside North America)

E-Mail: inquiries@canstockta.com

Sincerely,

“Kay Priestly”

Kay Priestly

Chief Executive Officer

3

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4

NOTICE TO CANADIAN AND U.S. BENEFICIAL SHAREHOLDERS

June 27, 2012

Dear Shareholder:

On June 7, 2012 Ivanhoe Mines Ltd. (the “Company”) issued a Short Form Prospectus (the “Prospectus”) describing the Company’s rights offering (the “Rights Offering”). Holders of the Company’s common shares (“Common Shares”) as of 5:00 p.m. (Eastern time) on June 19, 2012 have been issued one right (“Right”) for each Common Share held.

The enclosed Prospectus is being forwarded to you as the beneficial owner of Common Shares. Such Common Shares and the Rights are likely registered in the name of your securities broker or dealer, bank or trust company or other custodian, as applicable, that participates directly or indirectly in the book-entry system administered by CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust Company (“DTC”). Without your specific instructions, your securities broker or dealer, bank or trust company or other custodian will not be able to exercise the Rights you beneficially own. Therefore, if you choose to exercise the Rights you beneficially own, please ensure that instructions respecting the exercise of the Rights are communicated to your securities broker or dealer, bank or trust company or other custodian, as applicable.

A global Rights certificate representing the total number of Rights to which all beneficial shareholders that hold their Common Shares through a securities broker or dealer, bank or trust company or other custodian, as applicable, are entitled pursuant to the terms of the Rights Offering has been issued in registered form to, and in the name of, CDS or DTC (or one of their respective nominees), as the case may be. Every 20 Rights will entitle you to acquire seven (7) Common Shares at an exercise price of, at the subscriber’s choice (subject to any restrictions that CDS, DTC or your securities broker or dealer, bank or trust company or other custodian may impose), US$7.00 or C$7.17 per Common Share(the “Basic Subscription Privilege”).

Holders of Rights who exercise the Basic Subscription Privilege in full are entitled to subscribe for additional Common Shares (the “Additional Common Shares”), if available, up to a holder’s pro rata share of the total number of Additional Common Shares available for additional subscription, prior to the Expiry Time on the Expiry Date, pursuant to an additional subscription privilege (the “Additional Subscription Privilege”).

The Rights will expire at 5:00 p.m. (Eastern time) on July 19, 2012. By exercising your Rights through your securities broker or dealer, bank or trust company or other custodian you will be deemed to have represented and warranted that you are a resident of Canada or the United States.

The Prospectus describes the Rights Offering and the procedure to follow if you choose to exercise your Rights. Please read the Prospectus and other enclosed materials carefully. Your prompt action is requested. If you choose to exercise the Rights, please ensure that instructions respecting the exercise are communicated to your securities broker or dealer, bank or trust company or other custodian, as applicable, sufficiently in advance of the expiry of the Rights Offering at 5:00 p.m. (Eastern time) on July 19, 2012.

If the Rights Offering does not proceed, the aggregate subscription price paid pursuant to the Basic Subscription Privilege and Additional Subscription Privilege will be returned promptly to the Subscribers by the Subscription Agent without interest or deduction.

Common Shares acquired pursuant to the Rights Offering will be credited to the book-entry account administered by CDS or DTC registered in the name of your securities broker or dealer, bank or trust company or other custodian, as applicable, as soon as is practicable following July 19, 2012, unless the Rights Offering is terminated.

Any questions or requests for assistance may be directed to CIBC Mellon Trust Company at the contact information set out below.

Toll Free: 1-800-387-0825 (in North America) or 1-416-682-3860 (outside North America)

E-Mail: inquiries@canstockta.com

Sincerely,

“Kay Priestly”

Kay Priestly

Chief Executive Officer

NOTICE TO CANADIAN AND U.S. REGISTERED SHAREHOLDERS

June 27, 2012

Dear Shareholder:

On June 7, 2012, Ivanhoe Mines Ltd. (the “Company”) issued a Short Form Prospectus (the “Prospectus”) describing the Company’s rights offering (the “Rights Offering”). Holders of the Company’s common shares (“Common Shares”) as of 5:00 p.m. (Eastern time) on June 19, 2012 have been issued one right (“Right”) for each Common Share held.

Your rights are evidenced by the enclosed transferable Rights certificates (the “Rights Certificates”). Every 20 Rights will entitle the holder thereof to acquire seven (7) Common Shares at an exercise price of, at the subscriber’s choice, US$7.00 per Common Share or C$7.17 per Common Share (the “Basic Subscription Privilege”).

Holders of Rights who exercise the Basic Subscription Privilege in full are entitled to subscribe for additional Common Shares (the “Additional Common Shares”), if available, up to a holder’s pro rata share of the total number of Additional Common Shares available for additional subscription, prior to the Expiry Time on the Expiry Date, pursuant to an additional subscription privilege (the “Additional Subscription Privilege”). If a holder subscribes for a greater number of Common Shares than the pro rata share available, the holder will be allocated such lesser number of Additional Common Shares and any excess subscription payment will be returned to the holder without interest or deduction.

The Rights may be exercised commencing June 27, 2012 and will expire at 5:00 p.m. (Eastern time) on July 19, 2012.

By exercising your Rights you will be deemed to have represented and warranted that each of you and any beneficial holder on behalf of which you are exercising your Rights is a resident of Canada or the United States (or that any such beneficial holder is otherwise permitted to exercise the Rights under the law of the applicable jurisdiction). If you are a securities broker or dealer, bank or trust company or other custodian exercising Rights on behalf of beneficial holders thereof, please see the enclosed “Notice to Securities Brokers or Dealers, Banks or Trust Companies or Other Custodians”.

Your prompt action is requested. To exercise your Rights, you must deliver (a) either a properly completed and executed Rights Certificate prior to 5:00 p.m. (Eastern time) on July 19, 2012 or a notice of guaranteed delivery guaranteeing delivery of your Rights Certificate within three business days of the above-noted expiry time (the “Notice of Guaranteed Delivery”), and (b) payment in full (in immediately available funds) for the number of Common Shares you wish to acquire prior to 5:00 p.m. (Eastern time) on July 19, 2012, in each case, to CIBC Mellon Trust Company (“CIBC Mellon”) as indicated in the Prospectus and Rights Certificate.

The subscription price is payable, at your election, in either Canadian or U.S. dollars by way of wire transfer (where the aggregate subscription price exceeds C$25 million or otherwise with the permission of CIBC Mellon), certified cheque, bank draft or money order payable to the order of “CIBC Mellon Trust Company”. If the aggregate subscription price paid by you is insufficient to purchase the number of Common Shares subscribed for, or if no number of Common Shares to be purchased is specified, then you will be deemed to have exercised the subscription privilege to purchase Common Shares to the full extent of the payment tendered. If the aggregate subscription price paid by you exceeds the amount necessary to purchase the number of Common Shares for which you have indicated an intention to subscribe, then any remaining amount shall be returned to you by CIBC Mellon by mail without interest or deduction as soon as is practicable.

Enclosed are the following documents:

•	the Prospectus;

•	your Rights Certificate;

•	a Notice to Securities Brokers or Dealers, Banks or Trust Companies or Other Custodians, attached to which are:

•	a Notice to Canadian and U.S. Beneficial Shareholders, and

•	a Notice to Beneficial Shareholders Resident Outside Canada and the United States;

•	a Notice of Guaranteed Delivery; and

•	a return envelope addressed to CIBC Mellon.

If the Rights Offering does not proceed, the aggregate subscription price paid pursuant to the Basic Subscription Privilege and Additional Subscription Privilege will be returned promptly to the subscribers by CIBC Mellon without interest or deduction.

CIBC Mellon will mail certificates representing the Common Shares purchased pursuant to the Rights Offering as soon as is practicable following July 19, 2012, unless the Rights Offering is terminated.

Any questions or requests for assistance may be directed to CIBC Mellon at the contact information set out below:

Toll Free: 1-800-387-0825 (in North America) or

1-416-682-3860 (outside North America)

E-Mail: inquiries@canstockta.com

Sincerely,

“Kay Priestly”

Kay Priestly

Chief Executive Officer

2

NOTICE TO REGISTERED SHAREHOLDERS RESIDENT OUTSIDE CANADA AND

THE UNITED STATES

June 27, 2012

Dear Shareholder:

On June 7, 2012, Ivanhoe Mines Ltd. (the “Company”) issued a Short Form Prospectus (the “Prospectus”) describing the Company’s rights offering (the “Rights Offering”). Holders of the Company’s common shares (“Common Shares”) as of 5:00 p.m. (Eastern time) on June 19, 2012 have been issued one right (“Right”) for each Common Share held.

Rights are evidenced by transferable Rights certificates (the “Rights Certificates”). Every 20 Rights will entitle the holder thereof to acquire seven (7) Common Shares at an exercise price of, at the subscriber’s choice, US$7.00 per Common Share or C$7.17 per Common Share (the “Basic Subscription Privilege”).

Holders of Rights who exercise the Basic Subscription Privilege in full are entitled to subscribe for additional Common Shares (the “Additional Common Shares”), if available, up to a holder’s pro rata share of the total number of Additional Common Shares available for additional subscription, prior to the Expiry Time on the Expiry Date, pursuant to an additional subscription privilege (the “Additional Subscription Privilege”). If a holder subscribes for a greater number of Common Shares than the pro rata share available, the holder will be allocated such lesser number of Additional Common Shares and any excess subscription payment will be returned to the holder without interest or deduction.

The Rights may be exercised commencing June 27, 2012 and will expire at 5:00 p.m. (Eastern time) on July 19, 2012.

The Rights Certificates are not being mailed to Company shareholders resident outside of Canada or the United States, unless such shareholders are able to establish to the satisfaction of the Company or on before 4:30 p.m. (Eastern time) on July 10, 2012 that they, and each beneficial shareholder for whom they may be acting, are eligible to participate in the Rights Offering.

As a shareholder resident outside of Canada and the United States (a “Non-Prospectus Holder”), you are being sent a copy of the Prospectus, as well as a Qualified Holder Status Certificate, a copy of which is enclosed. If you wish to participate in the Rights Offering, CIBC Mellon Trust Company (“CIBC Mellon”) must receive from you the Qualified Holder Status Certificate on or before 4:30 p.m. (Eastern time) on July 10, 2012 so the Company can confirm your eligibility and, if applicable, the eligibility of each beneficial shareholder for whom you may be acting, to participate in the Rights Offering. Once your eligibility and, if applicable, the eligibility of each beneficial shareholder for whom you may be acting, to participate in the Rights Offering is confirmed, CIBC Mellon will send to you a Rights Certificate evidencing the number of Rights to which you and any beneficial shareholder for whom you are acting are entitled.

If you are acting on behalf of beneficial shareholders, you should follow your procedures, including consulting with professional advisors if necessary, in order to obtain the information necessary to complete the Qualified Holder Status Certificate on behalf of the beneficial shareholders for whom you are acting. Please note that you may complete the Qualified Holder Status Certificate with respect to a portion of the Rights issued in your name on behalf of the beneficial shareholders for whom you are acting.

If you do not satisfy the Company of your eligibility and, if applicable, the eligibility of each beneficial shareholder for whom you may be acting to participate in the Rights Offering on or prior to 4:30 p.m. (Eastern time) on July 10, 2012, CIBC Mellon will attempt, on a best efforts basis, to sell the Rights owned by you, each beneficial shareholder for whom you may be acting and other Non-Prospectus Holders that are not also Qualified Holders on such date or dates and at such price or prices and in such markets as CIBC Mellon determines in its sole discretion. CIBC Mellon will convert or cause to be converted any proceeds denominated in Canadian dollars into U.S. dollars at the prevailing exchange rate on the date of distribution and, net of any expenses incurred by CIBC Mellon in connection with such conversion, distribute all proceeds in U.S. dollars to you and other Non-Prospectus Holders that are not also Qualified Holders on a pro rata basis. CIBC Mellon will mail cheques to you representing the net proceeds, without interest, from such sales. CIBC Mellon is not required to make any payment if the amount owing is less than US$10.00.

Note that neither this letter nor the Prospectus constitute an offer to sell or the solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

If the Rights Offering does not proceed, the aggregate subscription price paid pursuant to the Basic Subscription Privilege and Additional Subscription Privilege will be returned promptly to the subscribers by CIBC Mellon without interest or deduction.

Completed and executed Holder Status Certificates facsimile to CIBC Mellon a (514) 985-8853 before 4:30 p.m. (Eastern time) on July 10, 2012, followed by delivery of an original copy to CIBC Mellon at:

CIBC Mellon Trust Company

320 Bay Street

Basement Level (B1)

Toronto ON M5H 4A6

Canada

Attention: Corporate Restructures

Subject to confirmation of your status and, if applicable, the status of each beneficial shareholder for whom you may be acting, as a Qualified Holder, CIBC Mellon will mail certificates representing the Common Shares purchased pursuant to the Rights Offering as soon as is practicable following July 19, 2012, unless the Rights Offering is terminated.

Any questions or requests for assistance may be directed to CIBC Mellon at the contact information set out below:

Toll Free: 1-800-387-0825 (in North America) or

1-416-682-3860 (outside North America)

E-Mail: inquiries@canstockta.com

Sincerely,

“Kay Priestly”

Kay Priestly

Chief Executive Officer

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QUALIFIED HOLDER STATUS CERTIFICATE

TO:	CIBC MELLON TRUST COMPANY (THE “SUBSCRIPTION AGENT”)
320 Bay Street
Basement Level (B1)
Toronto ON M5H 4A6
Canada
Attention: Corporate Restructures
Fax: (514) 985-8853

AND TO:	IVANHOE MINES LTD. (THE “COMPANY”)

Unless otherwise defined herein, all capitalized terms used in this Qualified Holder Status Certificate shall have the meaning ascribed thereto in the Notice to Registered Shareholders Resident Outside Canada and the United States sent by the Company to its registered shareholders resident outside of Canada and the United States on June 27, 2012 or in the Prospectus.

The undersigned hereby represents, warrants and covenants to the Company, the Subscription Agent and their respective directors, officers and employees, as follows:

1.	the undersigned and each beneficial purchaser for whom the undersigned may be acting as securities broker or dealer, bank or trust company or other custodian are either residents of Canada or the United States, or are residents of a country other than Canada or the United States (a “Non-Prospectus Jurisdiction”);

2.	the offering, issuance, exercise and delivery of the Rights and the Common Shares issuable upon the exercise of the Rights or the Additional Subscription Privilege to the undersigned or such beneficial purchasers for whom the undersigned may be acting as securities broker or dealer, bank or trust company or other custodian complies with all applicable laws of the Non-Prospectus Jurisdiction and all other applicable laws and will not cause the Company to become subject to or required to comply with any disclosure, prospectus or reporting requirements under the laws of the Non-Prospectus Jurisdiction or any other applicable laws;

3.	the undersigned and each such beneficial purchaser for whom the undersigned may be acting as securities broker or dealer, bank or trust company or other custodian are receiving the Rights and/or purchasing the Common Shares issuable upon the exercise of the Rights or the Additional Subscription Privilege in accordance with the laws of the Non-Prospectus Jurisdiction (including under any available exemptions or are otherwise permitted to acquire, or the Company is permitted to issue, the Common Shares);

4.	applicable securities laws do not require the Company to file any documents, make any applications, seek any approvals or pay any amounts in the Non-Prospectus Jurisdiction in connection with the delivery of the Rights and the issuance of the Common Shares upon the exercise of the Rights or the Additional Subscription Privilege;

5.	the Rights and the Common Shares issuable on exercise of the Rights or the Additional Subscription Privilege may be subject to resale restrictions in Non-Prospectus Jurisdictions;

6.	the undersigned and each beneficial purchaser for whom the undersigned may be acting as securities broker or dealer, bank or trust company or other custodian are knowledgeable of, or have been independently advised as to, the applicable securities laws of the Non-Prospectus Jurisdiction which would apply to the issuance, exercise or delivery of the Rights and the Common Shares issuable on exercise of the Rights or the Additional Subscription Privilege, if there are any, and have the financial ability to bear the economic risk of investment in the Common Shares;

7.	the undersigned will, if requested by the Company or the Subscription Agent, deliver to the Company and the Subscription Agent a certificate or opinion of local counsel from the Non-Prospectus Jurisdiction which will confirm the matters referred to above to the satisfaction of the Company and the Subscription Agent, acting reasonably;

8.	the undersigned and each beneficial purchaser for whom the undersigned may be acting as securities broker or dealer, bank or trust company or other custodian were not offered the Rights or Common Shares issuable upon exercise of the Rights or the Additional Subscription Privilege; and

9.	to the extent that the undersigned is acting as securities broker or dealer, bank or trust company or other custodian on behalf of one or more beneficial purchasers, the undersigned has made all of the foregoing representations, warranties and covenants with respect to Rights represented by the Rights Certificate issued in the name of the undersigned. If the number of Rights has not been indicated by the undersigned in the preceding sentence, the undersigned shall be deemed to have made all of the foregoing representations, warranties and covenants with respect to all Rights issued in the name of the undersigned.

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The foregoing representations and warranties are true and accurate as of the date of this certificate and will be true and accurate as of each of the dates of the issuance of the Rights Certificates and the Common Shares issuable on exercise of the Rights (the “Issuance Dates”). If any such representations or warranties shall not be true and accurate on or prior to any Issuance Date, the undersigned shall give immediate written notice of such fact to the Company, c/o Goodmans (attn: Jonathan O’Connor), 1900-355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8, Fax 604-682-7131.

Dated:	Signed:

Witness (If subscriber is an individual)	Print name of subscriber

Print name of witness	If subscriber is a corporation, Print name and title of authorized signing officer

Jurisdiction of residence of subscriber (or, if applicable, of all beneficial purchasers on whose behalf subscriber is purchasing):

Province/Territory/State

Country

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 27 June 2012	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary